SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G/A
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

(Amendment No. 2)

WILSHIRE FINANCIAL SERVICES GROUP, INC.
(Name of Issuer)

Common Stock, par value $.01 per share
(Title of Class of Securities)

971867106
(CUSIP Number)

December 31, 2001
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ ☐ ☐	Rule 13d-1(b) Rule 13d-1(c) Rule 13d-1(d)

CUSIP No. 971867106	13G/A

1			NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Jayhawk Capital Management, L.L.C. (Tax I.D.: 48-1172612)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☐ (b) ☐
3			SEC USE ONLY
4			CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	947,000
	6	SHARED VOTING POWER
	7	SOLE DISPOSITIVE POWER	947,000
	8	SHARED DISPOSITIVE POWER
9			AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 947,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*		☐
11			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.9%**
12			TYPE OF REPORTING PERSON* IA

*SEE INSTRUCTIONS BEFORE FILLING OUT **SEE ITEM 5

CUSIP No. 971867106	13G/A

1			NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Kent C. McCarthy
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☐ (b) ☐
3			SEC USE ONLY
4			CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	947,000
	6	SHARED VOTING POWER	0
	7	SOLE DISPOSITIVE POWER	947,000
	8	SHARED DISPOSITIVE POWER	0
9			AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 947,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*		☐
11			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.9%**
12			TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT **SEE ITEM 5

AMENDMENT NO. 2 TO SCHEDULE 13G

          This Amendment No. 2 to Schedule 13G (this "Amendment") relating to the common stock of Wilshire Financial Services Group, Inc. ("Wilshire"), a Delaware corporation, is being filed with the Securities and Exchange Commission as a second amendment to the initial statement on Schedule 13G filed with the Commission on February 15, 2000 and amended by an amendment filed February 14, 2001 (the "Original 13G"). This Amendment is being filed by Jayhawk Capital Management, L.L.C., a Delaware limited liability company ("Jayhawk"), and its manager, Kent C. McCarthy, to correct the percent of Wilshire stock owned by Jayhawk after Wilshire's repurchase of 4,168,854 shares of its common stock on December 31, 2001.

          This Schedule 13G relates to shares of common stock of Wilshire Financial Services Group, Inc. purchased by Jayhawk for the accounts of Jayhawk Institutional Partners, L.P. and Jayhawk Investments, L.P., of which Jayhawk is the general partner. The Original Schedule 13G is hereby amended and supplemented as follows:

Item 4	Ownership.
	Item 4 of the Original 13G is hereby amended and restated in its entirety as follows:
	(a)	Amount beneficially owned:	947,000
	(b)	Percent of class:	5.9%
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote:	947,000
		(ii)	Shared power to vote or to direct the vote:	None
		(iii)	Sole power to dispose or to direct the disposition of:	947,000
		(iv)	Shared power to dispose or to direct the disposition of:	None
Item 5	Ownership of Five Percent or Less of a Class.
	Item5 of the Original 13G is hereby amended and restated in its entirety as follows:
	Inapplicable
Item 10	Certification.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits	Exhibit 1
	Joint Filing Agreement dated February 14, 2000 between Jayhawk and Mr. McCarthy.

SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          Date:  March 20, 2002

JAYHAWK CAPITAL MANAGEMENT, L.L.C. By: /s/ Kent C. McCarthy Kent C. McCarthy Manager /s/ Kent C. McCarthy Kent C. McCarthy